Exhibit 99.13

LOCK-UP AGREEMENT

THIS AGREEMENT made the 30th day of May, 2013.

B E T W E E N:

KYLE STANFIELD, a businessman residing at, [Redacted]

(hereinafter called the " Shareholder"),

- and -

NEW GOLD INC., a corporation existing under the laws of the Province of British Columbia,

(hereinafter called the "Offeror").

WHEREAS the Shareholder is the registered and/or direct or indirect beneficial owner of Company Shares (as hereinafter defined) and options to purchase Company Shares (the "Options") of Rainy River Resources Ltd. (the "Company"), as more particularly described herein;

AND WHEREAS the Offeror is concurrently herewith entering into an Acquisition Agreement (the "Acquisition Agreement") with the Company which provides for, among other things, the Offeror making a take-over bid (the "Offer") to acquire all of the issued and outstanding Company Shares, including all Company Shares that may be issued under outstanding options, warrants or other rights to purchase Company Shares, for consideration per Company Share of, at the election of each of the holders of Company Shares, either (i) Cdn.$3.83 in cash, or (ii) 0.5 of a common share of the Offeror, subject to proration as provided in the Acquisition Agreement;

AND WHEREAS this Agreement sets out the terms and conditions of the agreement of the Shareholder (i) to tender, or cause to be tendered, to the Offer all Company Shares, including any Company Shares issued pursuant to any Option or other convertible security of the Company, directly or indirectly beneficially owned, or over which control or direction is directly or indirectly exercised, by the Shareholder at any time from the date hereof to and including the Expiry Time (the "Deposited Shares"), and (ii) to abide by the restrictions and covenants set forth herein;

AND WHEREAS the Offeror is relying on the covenants, representations and warranties of the Shareholder set forth in this Agreement in connection with the Offeror's execution and delivery of the Acquisition Agreement;

NOW THEREFORE this Agreement witnesses that, in consideration of the premises and the covenants and agreements herein contained, and for other good and valuable consideration, the receipt and adequacy of which are hereby acknowledged by the parties, the parties hereto agree as follows:

ARTICLE 1
INTERPRETATION

1.1
All capitalized terms used but not otherwise defined herein shall have the respective meaning ascribed to them in the Acquisition Agreement. All references herein to the Acquisition Agreement or any portion thereof refer to the Acquisition Agreement as amended, modified, restated or waived.

1.2	In this Agreement, unless otherwise expressly stated or the context otherwise requires:

(a)	references to "herein", "hereby", "hereunder", "hereof" and similar expressions are references to this Agreement and not to any particular Article, Section or clause of or Schedule to this Agreement;

(b)	references to an "Article", a "Section", a "clause" or a "Schedule" are references to an Article, a Section or a clause of or a Schedule to this Agreement;

(c)	the use of headings is for convenience of reference only and shall not affect the construction or interpretation hereof;

(d)
if the date on which any action is required to be taken hereunder by any of the parties is not a Business Day, such action shall be required to be taken on the next succeeding day that is a Business Day;

(e)
a period of Business Days is to be computed as beginning on the day following the event that began the period and ending at 4:30 p.m. (Toronto time) on the last day of the period if the period is a Business Day or at 4:30 p.m. (Toronto time) on the next Business Day if the last day of the period does not fall on a Business Day;

(f)
the terms "material" and "materially" shall, when used in this Agreement, be construed, measured or assessed on the basis of whether the matter would materially affect a party and its subsidiaries, taken as a whole; and

(g)	wherever the term "includes" or "including" is used, it shall be deemed to mean "includes, without limitation" or "including, without limitation", respectively.

1.3
References to the "knowledge of the Shareholder" mean the actual knowledge or awareness, after due inquiry, of the Shareholder or, if applicable, any senior officer of the Shareholder, and includes the knowledge that such Shareholder or senior officer, as applicable, would have, assuming they made an enquiry that is reasonable in the circumstances of this Agreement.

ARTICLE 2
THE OFFER

2.1
Subject to Section 2.2, the Offeror hereby agrees and confirms to the Shareholder that the Offeror shall make the Offer, or cause the Offer to be made, in accordance with the terms and subject to the conditions set forth in the Acquisition Agreement and shall take up and pay for all Company Shares tendered under the Offer, including all Deposited Shares, as soon as reasonably possible and in any event not later than three (3)

Business Days following the time at which the Offeror becomes first entitled pursuant to applicable securities Law to take up such Company Shares in accordance with the terms and subject to the conditions of the Offer.

2.2
The obligation of the Offeror to make the Offer or cause the Offer to be made shall be subject to the conditions set forth in the Acquisition Agreement. The obligation of the Offeror under the Offer to take up and pay for Company Shares deposited to the Offer and not withdrawn shall not be subject to any conditions, save and except the conditions set out in Schedule A of the Acquisition Agreement. The Offeror may, in its sole discretion, modify or waive any term or condition of the Offer in accordance with the Acquisition Agreement.

ARTICLE 3
CERTAIN COVENANTS OF THE SHAREHOLDER

3.1
The Shareholder hereby covenants and irrevocably agrees that it shall, from the date hereof until the earlier of (i) the termination of this Agreement pursuant to Article 7, and (ii) the Expiry Time, except in accordance with the terms of this Agreement:

(a)
not, directly or indirectly through any of its Representatives, (i) solicit, assist, initiate, knowingly encourage or facilitate (including by way of discussion, negotiation, furnishing information, permitting any visit to any facilities or properties of the Company or the Company Subsidiary, or entering into any form of written or oral agreement, arrangement or understanding) any inquiries, proposals or offers regarding, or that may reasonably be expected to lead to, any Acquisition Proposal, (ii) engage or participate in any discussions or negotiations regarding, or provide any information with respect to or otherwise cooperate with any person (other than the Offeror and its Representatives) regarding, any Acquisition Proposal or potential Acquisition Proposal, (iii) accept or enter into, or publicly propose to accept or enter into, any letter of intent, agreement in principle, agreement, arrangement or undertaking related to any Acquisition Proposal, (iv) provide any information relating to the Company to any person or group in connection with any Acquisition Proposal, or (v) otherwise co-operate in any way with any effort or attempt by any other person or group to do or seek to do any of the foregoing; provided, however, that nothing contained in this Section 3.1 or other provisions of this Agreement shall prevent the Shareholder, if a member of the board of directors of the Company or a senior officer of the Company, from engaging in discussions or negotiations with or furnishing information to, in the Shareholder's capacity as a director or senior officer of the Company, any person in response to an unsolicited bona fide Acquisition Proposal made in writing to the board of directors of the Company by such person (which Acquisition Proposal did not result from a breach of this Agreement or the Acquisition Agreement) in circumstances where the Company is permitted by Section 6.3 of the Acquisition Agreement to engage in such discussions or negotiations or furnish such information;

(b)
immediately cease and cause to be terminated all existing solicitation, discussion, negotiation, encouragement or activity, if any, with any person or group or any agent or representative of any person or group conducted before the date of this Agreement with respect to any Acquisition Proposal or any potential Acquisition Proposal;

(c)
promptly (and in any event within 24 hours following receipt or knowledge) notify the Offeror of any proposal, inquiry, offer or request relating to, or of discussions or negotiations in respect of, an Acquisition Proposal or potential Acquisition Proposal or any proposal, inquiry, offer or request or discussions or negotiations that could reasonably lead or be expected to lead to an Acquisition Proposal of which the Shareholder becomes, directly or indirectly, aware. Such notification shall be made first orally and then in writing and shall include a description of the material terms and conditions together with a copy of all documentation relating to any such proposal, inquiry, offer or request or discussions or negotiations within the Shareholder's possession;

(d)
not option, sell, transfer, pledge, encumber, grant a security interest in, hypothecate or otherwise convey or enter into any forward sale, repurchase agreement or other monetization transaction with respect to any of the Deposited Shares, or any right or interest therein (legal or equitable), to or with any person or group or agree to do any of the foregoing;

(e)
not grant or agree to grant any proxy, power of attorney or other right to vote the Deposited Shares, or enter into any voting, voting trust, vote pooling or other agreement with respect to the right to vote, call meetings of securityholders or give consents or approval of any kind with respect to any of the Deposited Shares;

(f)
not requisition or join in any requisition of any meeting of securityholders of the Company without the prior written consent of the Offeror, or vote or cause to be voted any of the Deposited Shares in respect of any proposed action by the Company or its Shareholders or affiliates or any other person or group in a manner which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer or the other transactions contemplated by the Acquisition Agreement and this Agreement; and

(g)
not do indirectly that which it may not do directly by the terms of this Article 3 or take any other action of any kind, directly or indirectly, which might reasonably be regarded as likely to reduce the success of, or delay or interfere with the completion of, the Offer or the other transactions contemplated by the Acquisition Agreement and this Agreement.

3.2
The Shareholder hereby covenants to exercise or surrender any Options held by the Shareholder prior to or as of the Expiry Time so that the Shareholder will hold no Options as of the Expiry Time, in accordance with the terms of the Acquisition Agreement.

ARTICLE 4
AGREEMENT TO TENDER

4.1
The Shareholder hereby covenants and agrees that if the Offeror makes the Offer in compliance with Article 2 and the Acquisition Agreement, the Shareholder shall, within 14 days of the mailing of the Offer Circular, irrevocably deposit or cause to be irrevocably deposited with the depositary under the Offer in acceptance of the Offer all of the Deposited Shares in accordance with the terms of the Offer, and thereafter the Shareholder shall not withdraw or take any action to withdraw any of the Deposited

Shares deposited under the Offer (notwithstanding any statutory rights, rights under the terms of the Offer or rights which the Shareholder might otherwise have) except upon the termination of this Agreement in accordance with its terms. Subject to this Section 4.1, for greater certainty, in respect of Company Shares that are to be issued upon the exercise of Options, the Shareholder shall, within 14 days of the mailing of the Offer Circular, irrevocably direct the depositary under the Offer that, upon the issue of such Company Shares immediately before the Expiry Time of the Offer, such Company Shares are to be deposited to the Offer and it is understood and agreed that, upon such direction, such Company Shares will be treated as having been deposited in accordance with this Agreement.

4.2
For greater certainty, for the purposes of this Agreement, the term "Company Shares" shall include all the common shares, including all the common shares issued under outstanding Options, of the Company and shall include all shares or other securities into or for which the Company Shares may be converted, exchanged or otherwise changed pursuant to any reorganization, merger, amalgamation or other transaction involving the Company prior to the acquisition of the Deposited Shares by the Offeror under the Offer.

4.3
If (i) the Offeror concludes after the date of this Agreement that it is necessary or desirable to proceed with a form of transaction other than the Offer (such as a plan of arrangement or amalgamation) whereby the Offeror and/or its affiliates would effectively acquire all the Company Shares on economic and other terms and conditions (including, without limitation, tax treatment) having consequences to the Shareholder that are equivalent to or better than those contemplated by this Agreement and the Acquisition Agreement (any such transaction is referred to as an "Alternative Transaction"), and (ii) the Board recommends that Shareholders approve or support the Alternative Transaction, then the Shareholder agrees to support the completion of the Alternative Transaction in the same manner as the Offer, including, if necessary, by voting the Deposited Shares in favour of a special resolution approving the Alternative Transaction.

ARTICLE 5
REPRESENTATIONS AND WARRANTIES OF THE SHAREHOLDER

5.1
The Shareholder represents and warrants to the Offeror as follows and acknowledges that the Offeror is relying upon these representations and warranties in connection with the entering into of this Agreement and the Acquisition Agreement and the purchase by the Offeror of the Deposited Shares under the Offer:

(a)
in the case that the Shareholder is not an individual, the Shareholder is validly existing under the laws of its jurisdiction of formation and has the requisite power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)
in the case that the Shareholder is not an individual, the execution and delivery of this Agreement by the Shareholder and the performance by it of its obligations hereunder have been duly authorized by its board of directors (or equivalent body) and no other proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(c)	this Agreement has been duly executed and delivered by the Shareholder and, assuming the due authorization, execution and delivery by the Offeror,

constitutes a legal, valid and binding obligation, enforceable by the Offeror against the Shareholder in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)
(i) the Shareholder is the sole registered and/or direct or indirect beneficial owner of the number of Company Shares listed opposite the Shareholder's name on Schedule "A" and is the sole legal and beneficial owner of the number of Options listed opposite the Shareholder's name on Schedule "B"; (ii) the only Company Shares or other securities of the Company directly or indirectly beneficially owned, or over which control or direction is directly or indirectly exercised, by the Shareholder are those listed opposite the Shareholder's name on Schedule "A" and Schedule "B"; and (iii) except as listed on Schedule "B", the Shareholder has no agreement or option, or right or privilege (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase or acquisition by the Shareholder of any additional Company Shares or other securities of the Company;

(e)
the Shareholder has the sole right to sell and vote all the Deposited Shares and all the Deposited Shares will, at the time at which the Offeror takes up and pays for the Deposited Shares, be beneficially owned solely by the Shareholder with good and marketable title thereto, free and clear of any and all mortgages, liens, charges, restrictions, security interests, adverse claims, pledges, encumbrances and demands or rights of others of any nature or kind whatsoever;

(f)
no individual, firm or entity has any agreement or option, or any right or privilege  (whether by law, pre-emptive or contractual) capable of becoming an agreement or option, for the purchase, acquisition or transfer from the Shareholder of any of the Deposited Shares or any interest therein or right thereto, except the Offeror pursuant to this Agreement;

(g)
none of the execution and delivery by the Shareholder of this Agreement, the completion or performance of the transactions contemplated hereby or the compliance by the Shareholder with the Shareholder's obligations hereunder will result in a breach of (i) any agreement or instrument to which the Shareholder is a party or by which the Shareholder or any of the Shareholder's property or assets are bound; (ii) to the knowledge of the Shareholder, any judgment, decree, order or award of any Regulatory Authority; or (iii) to the knowledge of the Shareholder, any law, statute, ordinance, regulation or rule relevant in the context of the Offer or this Agreement; and

(h)
there are no legal proceedings in progress or pending before any Regulatory Authority or, to the knowledge of the Shareholder, threatened against the Shareholder or its affiliates that would adversely affect in any manner the ability of the Shareholder to enter into this Agreement and to perform its obligations hereunder or the title of the Shareholder to any of the Deposited Shares.

The representations and warranties of the Shareholder set forth in this Article 5 shall survive the completion of the purchase by the Offeror of the Deposited Shares under the

Offer and, despite such completion, shall continue in full force and effect for the benefit of the Offeror for a period of one year thereafter, except for the representation and warranty set forth in clause (e) above, which shall survive indefinitely.

ARTICLE 6
REPRESENTATIONS AND WARRANTIES OF THE OFFEROR

6.1
The Offeror represents and warrants to the Shareholder as follows and acknowledges that the Shareholder is relying upon these representations and warranties in connection with the entering into of this Agreement:

(a)
the Offeror is validly existing under the laws of British Columbia and has the requisite corporate power and authority to conduct its business as it is now being conducted and to enter into this Agreement and to perform its obligations hereunder;

(b)
the execution and delivery of this Agreement by the Offeror and the performance by it of its obligations hereunder have been duly authorized by its board of directors and no other corporate proceedings on its part are necessary to authorize this Agreement and the performance of its obligations hereunder;

(c)
this Agreement has been duly executed and delivered by the Offeror and, assuming the due authorization, execution and delivery by the Shareholder, constitutes a legal, valid and binding obligation, enforceable by the Shareholder against the Offeror in accordance with its terms, subject, however, to limitations imposed by law in connection with bankruptcy, insolvency or similar proceedings and to the extent that the award of equitable remedies such as specific performance and injunction is within the discretion of the court from which they are sought;

(d)
no authorization, consent, approval, licence, permit or order of, or registration, declaration or filing with, any third party or Regulatory Authority is required to be obtained or made by the Offeror in connection with the execution, delivery and performance of this Agreement and the consummation of the transactions contemplated hereby, except for such authorizations, consents, approvals and filings as to which the failure to obtain or make would not, individually or in the aggregate, prevent or materially delay consummation of the transactions contemplated by this Agreement; and

(e)
the common shares of the Offeror to be issued pursuant to the Offer will, when issued pursuant to the Offer, be duly and validly issued as fully paid and non-assessable common shares in the capital of the Offeror, and the Offeror has sufficient funds available to pay the Maximum Cash Consideration payable by the Offeror pursuant to the Offer.

The representations and warranties of the Offeror set forth in this Article 6 shall survive the completion of the purchase by the Offeror of the Deposited Shares under the Offer and, despite such completion, shall continue in full force and effect for the benefit of the Shareholder for a period of one year thereafter.

ARTICLE 7
TERMINATION

7.1	This Agreement may be terminated:

(a)	at any time by written agreement of the Offeror and the Shareholder;

(b)	by the Shareholder upon notice to the Offeror, if:

(i)	the Offeror has not made the Offer within the time periods provided for in Section 2.1 of the Acquisition Agreement;

(ii)	the Offer shall have expired or shall have been withdrawn in accordance with its terms without the Offeror having purchased any Company Shares pursuant to the Offer;

(iii)
any representation or warranty of the Offeror contained herein is untrue or incorrect in any material respect and, in each case, such non-compliance or inaccuracy would reasonably be expected to prevent the completion of the Offer and is not curable or, if curable, is not cured by the earlier of the date that is five Business Days after the date of written notice of such breach and the Business day prior to the Expiry Time; or

(iv)	the Acquisition Agreement has been terminated in accordance with its terms; and

(c)	by the Offeror upon notice to the Shareholder, if:

(i)	the Shareholder has not complied in all material respects with its covenants to the Offeror contained herein or therein;

(ii)	any representation or warranty of the Shareholder contained herein is at the date hereof, or becomes at any time prior to the Expiry Time, untrue or incorrect in any material respect;

(iii)	the Acquisition Agreement has been terminated in accordance with its terms; or

(iv)	any of the conditions to the Offer is not satisfied or waived by the Offeror at or prior to the Expiry Time;

provided, however, that any such termination shall not prejudice the rights of a party as a result of any breach by the other party of its obligations hereunder. Upon termination of this Agreement, the Shareholder shall be entitled to withdraw any of the Deposited Shares tendered under the Offer.

ARTICLE 8
DISCLOSURE

8.1	Except as required by applicable Law or by any Regulatory Authority or in accordance with the requirements of any stock exchange, no party shall make any public announcement or statement with respect to this Agreement without the approval of the other, which shall not be unreasonably withheld or delayed. The parties acknowledge and agree that this Agreement may be summarized in, referred to and/or annexed to any take-over bid circular in respect of the Offer or other disclosure document in connection with the Offer and in any public announcement or statement by the Offeror or the Company with respect thereto and will be publicly filed where required by applicable Law. A copy of this Agreement may be provided to the directors of the Company.

ARTICLE 9
GENERAL

9.1
For the avoidance of doubt, nothing in this Agreement shall limit any person from fulfilling his or her fiduciary duties as a director or officer of the Company, however any such exercise of fiduciary duties by a director or officer of the Company shall not in any way diminish his or her obligations as a Shareholder under this Agreement.

9.2	This Agreement shall become effective upon execution and delivery hereof by the Shareholder and Offeror.

9.3
The Shareholder and the Offeror shall, from time to time, promptly execute and deliver all such further documents and instruments and do all such acts and things as the other party may reasonably require to effectively carry out the intent of this Agreement.

9.4
This Agreement shall not be assignable by any party without the prior written consent of the other party. This Agreement shall be binding upon and shall enure to the benefit of and be enforceable by each of the parties hereto and their respective heirs, executors, successors and permitted assigns, as applicable.

9.5	Time shall be of the essence of this Agreement.

9.6	Any notice or other communication required or permitted to be given hereunder shall be sufficiently given if in writing, delivered or sent by telecopier or facsimile transmission:

(a)	in the case of the Shareholder, to:

[Redacted]

Fax:             [Redacted]

(b)	in the case of the Offeror, to:

New Gold Inc.
200 Bay Street, Royal Bank Plaza
Suite 3120
Toronto, Ontario M5J 2J4

Attention:          Brian Penny, Executive Vice President and Chief Financial Officer
Fax:                 (416) 324-9494

and with a copy to (which shall not constitute notice):

Cassels Brock & Blackwell LLP
Suite 2100, Scotia Plaza
40 King Street West
Toronto, Ontario
M5H 3C2

Attention:          Andrea FitzGerald
Fax:                 (416) 640-3194

(c)	at such other address as the party to which such notice or other communication is to be given has last notified the party giving the same in the manner provided in this section,

and if so given shall be deemed to have been received on the date of such delivery or sending (or, if such day is not a Business Day, on the next following Business Day).

9.7
This Agreement and the rights and obligations of the parties hereto shall be governed by and construed in accordance with the laws of the Province of British Columbia and the federal laws of Canada applicable therein and the Shareholder and the Offeror irrevocably attorn to the jurisdiction of the courts of the Province of British Columbia.

9.8
The Shareholder agrees with the Offeror that: (i) money damages would not be a sufficient remedy for any breach of this Agreement by the Shareholder; (ii) in addition to any other remedies at law or in equity that the Offeror may have, the Offeror shall be entitled to seek equitable relief, including injunction and specific performance, in addition to any other remedies available to it, in the event of any breach by the Shareholder of the provisions of this Agreement; and (iii) the Shareholder agrees that if it is a defendant or respondent it shall waive any requirement for the securing or posting of any bond in connection with such remedy. The Shareholder hereby consents to any preliminary applications for such relief to any court of competent jurisdiction. The Offeror shall be reimbursed for all costs and expenses, including reasonable legal fees, incurred in enforcing its obligations hereunder. Such remedies shall not be deemed to be exclusive remedies of the Offeror for the breach of this Agreement by the Shareholder but shall be in addition to all other remedies at law or in equity.

9.9
If any term or other provision of this Agreement is determined by a court of competent jurisdiction to be invalid, illegal or unenforceable in any respect, all other conditions and provisions of this Agreement shall nevertheless remain in full force and effect so long as the economic or legal substance of the transactions contemplated hereby is not irremediably affected in any manner materially adverse to any party hereto. Upon such determination that any term or other provision is invalid, illegal or incapable of being enforced, the parties hereto shall negotiate in good faith to modify this Agreement so as to effect the original intent of the parties hereto as closely as possible in an acceptable manner to the end that transactions contemplated hereby are fulfilled according to their original tenor to the extent possible.

9.10	This Agreement constitutes the entire agreement and supersedes all other prior agreements and undertakings, both written and oral, among the parties with respect to the subject matter hereof.

9.11
This Agreement may be executed in any number of counterparts and by facsimile (or other electronic transmission), each of which shall be deemed to be an original and all of which taken together shall be deemed to constitute one and the same instrument, and it shall not be necessary in making proof of this Agreement to produce more than one counterpart.

[Signature Page Follows]

IN WITNESS WHEREOF the parties have executed this Agreement as of the date first written above.

NEW GOLD INC.
By:	Signed “Brian Penny”
Name: Brian Penny
Title: Executive Vice President and Chief Financial Officer

Irrevocably accepted and agreed to on May 30, 2013

SIGNED & DELIVERED in the presence of:
By:		By:	Signed “Kyle Stanfield”
	Witness		Kyle Stanfield

SCHEDULE "A"
OWNERSHIP OF COMMON SHARES OF RAINY RIVER RESOURCES LTD.

Name	Total number of Company Shares beneficially owned or controlled	Registered holder if different from beneficial owner
Kyle Stanfield	4,000

SCHEDULE "B"
OWNERSHIP OF OPTIONS OF RAINY RIVER RESOURCES LTD.

Name	Total number of Options owned
Kyle Stanfield	375,000